UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 0-14680

GENZYME CORPORATION 401(K) PLAN

(Full Title of the Plan)

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Corporation 401(k) Plan
Financial Statements and Supplemental Schedule Index

*

Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor (“DOL”)’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genzyme Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Corporation 401(k) Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 24, 2009

Genzyme Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value:
Registered investment companies, pooled separate accounts and guaranteed investment contracts	$377,149,866	$458,260,352
Genzyme Corporation Common Stock	49,788,566	51,228,448
Participant loans	8,071,206	6,589,938
Total investments	435,009,638	516,078,738
Receivables:
Employer contributions	2,700,591	1,876,151
Other	621,290	—
Total receivables	3,321,881	1,876,151
Net assets available for benefits at fair value	438,331,519	517,954,889
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,013,516)	1,892,146

Net assets available for benefits	$437,318,003	$519,847,035

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

2008
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$7,502,568

Contributions:
Employee	52,291,844
Employer	33,733,897
Rollovers	4,075,614
Total contributions	90,101,355

Other	672,421
Total additions	98,276,344
Deductions from net assets attributed to:
Net depreciation in fair value of investments	(160,091,700)
Benefit payments and withdrawals	(20,598,953)
Participant expenses	(114,723)
Total deductions	(180,805,376)
Decrease in net assets available for benefits	(82,529,032)
Net assets available for benefits:
Beginning of year	519,847,035
End of year	$437,318,003

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Notes to Financial Statements

1.                                      Plan Description

The following description of the Genzyme Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan documents for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan pursuant to the authorization of Genzyme Corporation’s (“Genzyme”) Board of Directors (the “Genzyme Board”), was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees (the “Participants”). The Plan was established and operates under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of Genzyme. The Plan is subject to the provisions of ERISA. Employees of Genzyme and Genzyme’s wholly-owned subsidiaries in the United States of America are eligible to participate in the Plan if they are at least 21 years of age, and are scheduled to complete annually (or have completed within an applicable measuring year) 1,000 hours of service.

Plan Administration

The Plan is administered by the Genzyme Benefit Plan Committee (the “Committee”), the Plan Administrator as defined by ERISA. The Committee was established effective October 4, 2001 to replace its predecessor, the Genzyme 401(k) Committee. The Committee consists of at least three persons who are appointed by the Genzyme Board. The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving the rights of any Participant’s interest in the Plan. The Committee, as the named ERISA fiduciary, also has the responsibility of selecting and monitoring the investment funds under the Plan.

The Genzyme Board retains the powers to amend or terminate the Plan and to perform all functions of a plan sponsor. The Compensation Committee of the Genzyme Board is authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan. The Compensation Committee has delegated to the Committee its authority to adopt certain amendments to the Plan.

Certain operating units of Prudential Financial (“Prudential”) serve as trustee, custodian and recordkeeper of the Plan.

Plan Amendments

The Committee amended and restated the Plan effective January 1, 2009 to update the Plan with  amendments issued since June 18, 2000, the effective date of the last Amendment and Restatement of the Plan, including:

•              the nineteenth amendment to the Plan dated December 17, 2007 which primarily amended:

•                  Articles I, IV and VI, effective January 1, 2007, to clarify certain provisions regarding corrective contributions and to make certain administrative changes;

•                  Article VI, effective January 1, 2008, primarily to increase the employer matching contributions to 100% of the first 6% of the Participant’s eligible earnings that are contributed as pre-tax contributions;

•                  Article IX, effective January 1, 2008, to allow direct rollover of any portion of a distribution from the Plan on behalf of a deceased Participant to an Individual Retirement Account (“IRA”), of a non-spouse beneficiary and to allow eligible Participants to roll over any portion of a distribution of his or her accounts to a Roth IRA, as a qualified rollover contribution (as defined in Section 408A(e) of the Code) as long as roll over requirements of Section 402(c) of the Code are met; and

•                  Article X, effective January 1, 2008, to allow a Participant to apply for a withdrawal of all or any portion of his or her contributions if such Participant was, by reason of being a member of a reserve component, called to active duty after September 11, 2001, but before January 1, 2008, and such tour has a duration in excess of 179 days or is indefinite; and

•              the twentieth amendment to the Plan dated December 18, 2008, which was adopted primarily to:

•                  incorporate certain provisions required by the Pension Protection Act of 2006, or PPA;

•                  incorporate the required provisions of Heroes Earnings Assistance and Relief Tax Act of 2008;

•                  comply with the final U.S. Department of Treasury regulations under Section 415 of the Code concerning limitations on benefits and contributions under qualified plans;

•                  revise the top-heavy provisions of the Plan to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001;

•                  update the minimum required distributions provision for the Plan to reflect the final regulations under Section 401(a)(9) of the Code; and

•                  make certain administrative changes, including updating the name of the third-party used to hire temporary employees, who are not considered employees of Genzyme.

Participants should refer to the Summary Plan Description for a more complete description of these amendments.

Investment Options

The following participant-directed investment options were available to Participants during 2008:

•        Prudential Pooled Separate Accounts:

•                  Dryden S&P 500 Index Fund;

•                  Small Cap Growth/Times Square Fund;

•                  Large Cap Value Fund/LSV Asset Management Fund (sub-advised by LSV Asset  Management); and

•                  Mid Cap Value Fund/CRM Fund (sub-advised by Cramer, Rosenthal and McGlynn).

•        Guaranteed Investment Contracts (“GICs”):

•                  Guaranteed Income Fund (“GIF”) (1); and

•                  Gibraltar Guaranteed Fund (“GGF”) (2).

•        Mutual Funds:

•                  PIMCO Total Return Institutional Fund;

•                  Fidelity Puritan Fund;

•                  Thornburg International Value I Fund;

•                  Eagle Mid Cap Stock Fund (3);

•                  Wells Fargo Advantage Small Cap Value I Fund; and

•                  Growth Fund of America R5.

•        Genzyme Corporation Common Stock (4).

Reallocation of account balances among participant-directed investment options can be requested and processed on a daily basis.

(1)             Effective July 14, 2008, this fund was eliminated from the Plan. Amounts in the GIF were reallocated to the GGF.

(2)             Effective July 14, 2008, this participant-directed investment option was added to the Plan.

(3)             The Heritage Mid Cap Stock Fund changed its name to Eagle Mid Cap Stock Fund.  No amounts were reallocated.

(4)             Contributions directed by Participants for investment in Genzyme Corporation Common Stock may be invested in short-term investments until the purchase of the shares of stock can be completed.

Employee Contributions

The Plan is a defined contribution plan.  Eligible employees may elect to contribute up to 60% of their eligible compensation to the Plan each year, or a maximum of $15,500.  For 2009, the limit will increase to $16,500 and is subject to cost of living increases (as determined by the U.S. Secretary of Treasury) subsequent to 2009.  Participants who are age 50 or older at the end of the calendar year may make catch-up contributions to the Plan, subject to annual limits. For 2008, the catch-up limit is $5,000 and for 2009, the limit will be $5,500. The catch-up limit may be subject to adjustment for cost of living increases (as determined by the U.S. Secretary of  the Treasury). Catch-up contributions are not eligible for matching contributions. Changes in withholding percentages are permitted on a pay period to pay period basis. New employees with funds held under a previous employer’s qualified plan are permitted to invest such funds into the Plan. These investments are classified as “rollovers” on the accompanying statement of changes in net assets available for benefits. A Participant’s salary reduction contribution for a plan year may be further limited by the administration rules of the Code if the Participant is considered to be a highly compensated employee within the meaning of the Code.

Employer Contributions

Genzyme makes bi-weekly matching employer contributions equal to 100% of the first 6% of the Participant’s eligible earnings that are contributed as pre-tax contributions.  Genzyme’s contributions were $33,733,897 for the year ended December 31, 2008.

Participants may invest their contributions in increments determined at their own discretion. Employer contributions from Genzyme are invested as directed by the Participants. Prior to July 14, 2008, if a Participant did not provide direction with respect to the Participant’s contributions, that Participant’s contributions were automatically invested in the GIF.  From July 15, 2008 until November 1, 2008, if a Participant did not provide direction with respect to the investment of the Participant’s contributions, that Participant’s contributions were automatically invested in the GGF.  Effective November 1, the Committee designated Prudential’s GoalMaker® conservative portfolio, an age-appropriate model portfolio, as the default investment fund under the Plan.

Participant and Forfeited Accounts

An individual account is maintained for each of the Plan’s Participants to reflect the Participant’s contributions and the Participant’s share of the Plan’s investment income and the employer’s matching contributions from Genzyme. Investment income or loss is allocated based on the balances of the Participants’ individual accounts, based on the funds in which the accounts are invested. Forfeitures are used to reduce future employer matching contributions from Genzyme. Forfeited matching accounts used to reduce employer contributions from Genzyme were $113,023 during the year ended December 31, 2008.  At December 31, 2008, forfeited accounts totaled $118,795, all of which remain available to offset future employer contributions.  At December 31, 2007, forfeited accounts totaled $46,569.

Vesting

Effective January 1, 2006, any Participant who was an employee on January 1, 2006 became fully vested in all contributions made to his account and any employee hired after January 1, 2006 who participates in the Plan is fully vested in all contributions made to his account. Participants who were no longer employees as of January 1, 2006 did not and will not become fully vested unless:

•  the Participant is rehired (subject to certain restrictions);

•  Genzyme or one of its subsidiaries terminates its participation in the Plan, or permanently discontinues its contributions to the Plan, and the Participant is employed by that employer (or in certain circumstances formerly employed by that employer); or

•  the Plan is fully terminated.

Benefits and Withdrawals

Benefits are distributable from the Plan upon a Participant’s:

•  retirement from employment on or after he has attained age 65;

•  termination of employment by reason of permanent disability (as determined by the United States Social Security Administration);

•  termination of employment; or

•  death.

In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59½, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant’s election, may include some or all of the Participant’s holdings of Genzyme Corporation Common Stock.

Loans to Participants

Participants may obtain a loan from the Plan collateralized by one-half of the Participant’s vested interest in the Plan. The maximum amount a Participant may borrow is the lesser of 50% of his vested account balance or $50,000.  The minimum amount that can be borrowed is $1,000.  Only one loan per Participant may be outstanding at any time.  Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a principal residence, a longer repayment period may be allowed. Under the Plan, the maximum repayment period for a loan used to purchase a principal residence is 20 years, and the loan must be repaid before the Participant’s normal retirement date. Loan transactions are treated as net interfund transfers to or from investment funds, and from or to the Participant loan fund, as applicable. All loans bear interest at the prime rate as posted in the Money Rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. The loan rates are reviewed annually by the Committee.  The interest rates on loans outstanding as of December 31, 2008 and 2007 ranged between 4.0% and 9.25%. As repayments are made, both principle and interest are added back to the investment funds in which the Participant’s account is invested.

The Plan had Participant loans outstanding of $8,071,206 at December 31, 2008 and $6,589,938 at December 31, 2007.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

Investment Valuation and Income Recognition

Definition and Hierarchy

Effective January 1, 2008, the Plan implemented Financial Accounting Standards Board Statement of Financial Accounting Standards No. (“FAS”) 157, “Fair Value Measurements,” with respect to its investments.

FAS 157 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In determining fair value, FAS 157 permits the use of various valuation approaches, including market, income and cost approaches. FAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

The fair value hierarchy is broken down into three levels based on the reliability of inputs and are described below:

•                  Level 1—These valuations are based on a “market approach” using quoted prices in active markets for identical assets or liabilities that the Plan has access to. Valuations of these products do not require a significant degree of judgment;

•                  Level 2—These valuations are based primarily on a “market approach” using quoted prices in markets that are not very active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency; and

•                  Level 3—These valuations are based on various approaches using inputs that are unobservable and significant to the overall fair value measurement. Certain assets are classified within Level 3 of the fair value hierarchy because they trade infrequently and, therefore, have little or no transparency. The Participant loans of the Plan are valued with Level 3 inputs.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.   In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Valuation Methodologies

Descriptions of the valuation methodologies used for assets measured at fair value are as follows:

•                     Pooled separate accounts—Valued at the net asset value of units held by the Plan at year end reflecting the closing price reported on the applicable active market on which the underlying investments in equity securities are traded.

•                     GIC—GGF: Valued at the fair market value of the underlying investment in a pooled separate account (see fair value methodology above).

•       GIC—GIF: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 4).

•                     Mutual funds—Valued at the net asset value of shares held by the Plan at year end.

•                     Common stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

•                     Participant loans—Valued at their outstanding balances, which approximates fair value.

As described in Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” collectively referred to as the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract basis.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Income Recognition

Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, pooled separate accounts, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

3.                                      Fair Value Measurements

The following table sets forth by level, the Plan’s assets that were accounted for at fair value as of December 31, 2008:

Description	Total	Level 1	Level 2	Level 3
Pooled separate accounts	$106,189,229	$—	$106,189,229	$—
Guaranteed investment contract	73,809,192	—	73,809,192
Mutual funds	197,151,445	197,151,445	—	—
Genzyme Corporation Common Stock	49,788,566	49,788,566	—	—
Participant loans	8,071,206	—	—	8,071,206
Total assets at fair value	$435,009,638	$246,940,011	$179,998,421	$8,071,206

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant Loans
Balance at December 31, 2007	$6,589,604
Purchases, issuances and settlements, net	1,481,602
Balance at December 31, 2008	$8,071,206

4.                                      Investment Contracts with Prudential

Prior to July 14, 2008, the Plan participated in a contract with Prudential via an investment in the GIF, which by definition was considered to be a GIC. Prudential commingled the assets of the GIF with other assets.  In certain instances when total distributions or transfers in the GIF within a calendar year exceeded pre-determined thresholds, transactions in the GIF faced certain restrictions, in accordance with the contract terms.

On July 14, 2008, the Plan eliminated this fund as an investment option.  Amounts in the GIF were reallocated to the GGF, which is a fully benefit-responsive commingled group annuity contract which invests the assets in a pooled separate insurance company account.  Prudential segregates the assets of the GGF from other Prudential assets and these assets are subject only to claims of investors participating in the GGF. As of December 31, 2008, the GGF invested in the Prudential Core Bond Enhanced Index/PIM Fund.

As described in Note 2, because the GGF and GIF are each fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets that is available for benefits attributable to the GGF or GIF. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative fees.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this methodology, a single interest crediting rate was applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates were reviewed on a semi-annual basis for resetting for the GIF and are currently reviewed periodically, but not less than semi-annually, for the GGF.

When establishing interest crediting rates for the GGF, Prudential uses an explicit formula specified in the terms of the Plan’s contract with Prudential for the GGF.  Prudential considered many factors in establishing interest crediting rates for the GIF, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates were established without the use of a specific formula.  The GGF’s crediting rating has no minimum but can not go below zero.  The minimum crediting rate under the GIF contract was 1.50%.

Average earnings and average crediting rate yields for the GGF in 2008 and the GIF in 2007 were as follows:

	2008	2007
Average earnings yield	4.47%	4.24%
Average crediting rate yield	4.72%	4.24%

The average earnings yield was calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  The average crediting rate yield was calculated by dividing the earnings credited to the Participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  As a result of stable value product construction, no adjustment was required to mediate between the average earnings credited to the Plan and the average earnings credited to the Participants.

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the securities underlying the contract; or default or credit failures of any of the securities, investment contracts, or other investments held in the Plan.

There are certain events not initiated by Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value.  Specific coverage provided by each GIC may be different from each issuer, and could be found in the individual GIC contracts held by the Plan. Examples of such events include:

•                     the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended;

•                     full or partial termination of the Plan;

•                     involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which could include early retirement incentive programs or bankruptcy;

•                     changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers;

•                     dissemination of a Participant communication that is designed to induce Participants to transfer assets from this investment option; and

•                     events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Committee does not believe that the occurrence of any of the aforementioned events, which could limit the Plan’s ability to transact with the issuer of a GIC at its contract value with Participants, is probable.

5.                                      Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 or 2007 are as follows:

	December 31,
	2008	2007
GGF (1)	$73,809,192	$ N/A
Genzyme Corporation Common Stock	49,788,566	51,228,448
Thornburg International Value I Fund	42,554,066	61,498,391
Growth Fund of America R5	41,504,960	52,167,993
Dryden S&P 500 Index Fund	40,895,059	63,750,252
Eagle Mid Cap Stock Fund	32,216,259	49,930,676
Fidelity Puritan Fund	31,005,487	45,361,520
PIMCO Total Return Institutional Fund	30,826,776	21,737,485
Large Cap Value/LSV Asset Management Fund	30,297,598	34,329,818
GIF (2)	N/A	53,574,035

(1)          The contract value for the GGF is $72,795,676 at December 31, 2008.

(2)          The contract value for the GIF was $55,466,181 at December 31, 2007.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value (including investment income and dividends) by a net total of $152,589,132 as follows:

Interest and dividend income
Pooled separate accounts and guaranteed investment contracts	$2,868,043
Registered investment companies	4,139,279
Loan interest	495,246
Total interest and dividend income	7,502,568
Net depreciation in fair value of investments
Pooled separate accounts	(56,315,340)
Registered investment companies	(98,150,071)
Genzyme Corporation Common Stock	(5,626,289)
Total net depreciation in fair value of investments	(160,091,700)
Total investment expense	$(152,589,132)

6.                                      Qualification under the Internal Revenue Code

The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated April 4, 2002.  However, during the process to amend and restate the Plan effective January 1, 2009, the Committee requested an updated determination letter from the IRS.  The Committee has not yet received this letter but expects the IRS’s determination will be favorable.

The Plan has been amended since receiving the determination letter dated April 4, 2002, in accordance with PPA and recent tax law changes, including the series of tax acts collectively known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable provisions of the Code and ERISA. They are also unaware of anything as to the operation of the Plan that would cause the Plan to not be in compliance with the applicable provisions of the Code and ERISA. Therefore, no provision for income taxes is required.

7.                                      Amendment or Termination of the Plan

Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. In the event of termination, the interests of affected Participants shall become fully vested and cannot be forfeited.  The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance of the Participants’ accounts.  No amendment may adversely affect the vested interests of the Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant’s interest accrued to the date of the merger, consolidation, or transfer.

8.                                      Related Parties

Certain plan investments are separate accounts and GICs managed by Prudential. In addition, as previously described in Note 1, Prudential serves as the trustee, custodian and recordkeeper for the Plan.  As a result, these transactions are deemed to be party-in-interest transactions. During the year ended December 31, 2008, the Plan paid Prudential a total of $114,723 of Participant expenses for transaction fees related to Participant activity, of which $91,550 was paid out of the 2008 Allowance (see Note 9), $19,306 was paid directly out of Participants’ accounts, and $3,867 was paid from the plan level forfeiture account to offset expenses. These expenses consisted primarily of annual base fees, per Participant charges, transaction charges, loan fees and fees and commissions on the sale or purchase of common stock. Participant loans are also considered party-in-interest transactions.

During the year ended December 31, 2008, the Plan:

•              purchased shares of Genzyme Corporation Common Stock in the amount of $6,815,127;

•              sold shares of Genzyme Corporation Common Stock in the amount of $2,711,713; and

•              had net investment depreciation of $5,626,289 and $6,398 of Participant expenses related to Genzyme Corporation Common Stock.

The total value of the Plan’s investment in Genzyme Corporation Common Stock was $49,788,566 at December 31, 2008 and $51,228,448 at December 31, 2007.

9.                                      Administrative Expenses

The Plan provides that operational and administrative expenses of the Plan are generally paid from Plan assets, however, Genzyme, the Plan sponsor, may choose to pay such expenses.  Effective November 15, 2007, in order to assist the Plan with paying its reasonable and actually incurred qualified administrative expenses (“Qualified Expenses”), Prudential established an account for the Plan on its recordkeeping system into which Prudential makes quarterly deposits based on a percentage of average eligible Plan assets invested in the Plan each year (the “Allowance”).  Prudential invests the Allowance in the default investment fund of the Plan selected by the Committee, as Plan Administrator, until such time as the Committee provides direction to Prudential regarding the disposition or re-investment of the Allowance.  The amounts paid by Prudential can only be used for Qualified Expenses and payment of such expenses must be authorized by the Committee.  Qualified Expenses for the fourth quarter of a Plan year may be paid during the first quarter of the following Plan year (“Prior Year Qualified Expenses”).  Any unused portion of the Allowance for a year will be allocated on a pro rata basis among active, non-highly compensated Participants, based on their compensation levels. Any administrative expenses incurred by the Plan in excess of the Allowance are paid by Genzyme.

At the end of the 2007 Plan year, a total of $43,911 remained in the 2007 Allowance.  However, no Prior Year Qualified Expenses were paid in 2008.  The remaining 2007 Allowance should have been allocated to Participants but was used in error to pay 2008 Qualified Expenses. In 2008, Prudential deposited an Allowance of $51,131, which was invested, at the Committee’s direction, in the GIF until July 14, 2008, at which time it was transferred to the GGF, and has been included under the caption “Other” in the Plan’s Statement of Changes in Net Assets Available for Benefits in 2008.  As a result of this deposit and the funds left over from the 2007 Allowance, the cumulative total of the available Allowance balances was $95,042. The Committee authorized Prudential to pay a total of $91,550 of Qualified Expenses in 2008 using these Allowances.  The remaining $3,492 of the 2008 Allowance was used in 2009 to pay Prior Year Qualified Expenses.

Had the 2007 Allowance been allocated among individual Participants prior to payment of the 2008 Qualified Expenses, the 2008 Allowance would not have been sufficient to pay all of the 2008 Qualified Expenses and the amount of those expenses in excess of the 2008 Allowance would have been paid by Genzyme.  Therefore, to correct the error in the use of the 2007 Allowance, Genzyme will contribute $43,911 to the Plan in 2009, which will be allocated on a pro rata basis to active, non-highly compensated Participants, based on their compensation levels.

10.                               Settlement Proceeds Relating to Late Trading and Market Timing Activities

The U.S. Securities and Exchange Commission (“SEC”) has entered into a number of settlement orders with mutual fund advisers that were involved in late trading and market timing activities.  These orders require the establishment of settlement funds to compensate investors in mutual funds who suffered losses as a result of these activities.  One such mutual fund involved in these activities was the PBHG Growth Fund, which was an investment option to the Plan from June 25, 1997 to July 1, 2002 (the “Settlement Period”).

In July 2007, Prudential, acting as an intermediary between the SEC and Prudential clients that were invested in the mutual funds that suffered losses as a result of late trading and market timing activities (the “Affected Clients”), received proceeds of approximately $10 million from the SEC settlement fund.  From the period July 2007 to March 2009, Prudential performed analysis and research to determine how these proceeds should be allocated amongst the Affected Clients.  During this period, the proceeds were invested by Prudential, on behalf of the Affected Clients, in an interest bearing account.  In March 2009, Prudential completed its analysis and notified the Plan that its share of the proceeds received from the SEC’s settlement fund is estimated to be $621,290.  The Plan’s portion of the settlement is included under the caption “Receivables-Other” in the Statements of Net Assets Available for Benefits and under the caption “Other” in the Statement of Changes in Net Assets Available for Benefits as of December 31, 2008.  In accordance with guidance issued by the DOL, in June 2009 the Committee voted to allocate the proceeds to the current Participants on a per capita basis in July 2009.  The Plan’s share of these proceeds will be adjusted to reflect additional interest earned from March 2009 to the date on which the funds are allocated to the Participants (currently estimated to be July 2009).  Prior to the allocation to Participants, these funds will be held in the GGF.

Genzyme Corporation 401(k) Plan
Schedule H, Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Units/Shares	(d) Cost	(e) Current value
*	Prudential Gibraltar Guaranteed Fund	Guaranteed investment contract	2,843,988	**	$72,795,676	***

*	Prudential Dryden S&P 500 Index Fund	Pooled separate account	711,354	**	40,895,059

*	Prudential Large Cap Value/LSV Asset Management Fund	Pooled separate account	2,472,282	**	30,297,598

*	Prudential Mid Cap Value/CRM Fund	Pooled separate account	1,851,804	**	16,885,729

*	Prudential Small Cap Growth/Times Square Fund	Pooled separate account	952,178	**	18,110,843

	Thornburg International Value I Fund	Mutual fund	2,188,995	**	42,554,066

	Growth Fund of America R5	Mutual fund	2,030,575	**	41,504,960

	Eagle Mid Cap Stock Fund	Mutual fund	1,843,035	**	32,216,259

	Fidelity Puritan Fund	Mutual fund	2,374,080	**	31,005,487

	Wells Fargo Advantage Small Cap Value I Fund	Mutual fund	1,048,673	**	19,043,897

	PIMCO Total Return Institutional Fund	Mutual fund	3,040,116	**	30,826,776

*	Genzyme Corporation	Common Stock	750,167	**	49,788,566

*	Participant Loan Fund	Loans with interest rates between 4.00% and 9.25% maturing through 2028		**	8,071,206
		Total			$433,996,122

*                    Denotes party-in-interest.

**             Cost information is not required as investments are participant-directed.

***      Stated at contract value.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Genzyme Corporation 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME CORPORATION 401(k) PLAN

	By:	Genzyme Benefit Plan Committee

Date: June 24, 2009	By:	/s/ Zoltan A. Csimma
Zoltan A. Csimma
Senior Vice President, Chief Human Resources
Officer of Genzyme Corporation and Member of the
Genzyme Benefit Plan Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP. Filed herewith.